Mail Stop 4561

April 3, 2009

Mr. James J. McEntee, III
Chief Executive Officer and President
Alesco Financial, Inc.
Cira Centre
2929 Arch Street
17th Floor
Philadelphia, PA 19104

> **Re: Alesco Financial, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 03/12/08**
> **Definitive Proxy Statement**
> **Filed 04/29/08**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed 11/05/08**
> **File No. 001-32026**

Dear Mr. McEntee:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Linda van Doorn
                              Senior Assistant Chief Accountant